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                                                                   Exhibit 3 (f)
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     RESOLVED,  that  Article  5(a) of the  Corporation's  Amended and  Restated
Articles of Incorporation, as amended, be amended and restated in its entirety to read in full as follows:

     5(a). The aggregate number of shares which the Corporation should have authority to issue is Fifty Million (50,000,000) shares of Common Stock having a par value of $.10 per share and Two Million (2,000,000) shares of Preferred Stock, no par value per share.

     RESOLVED,   that  the  Corporation's   Amended  and  Restated  Articles  of
Incorporation, as amended, be amended to add a new Article 8 thereto, which shall read in full as follows:

     8. The shareholders of the Corporation shall not have the right to cumulate votes in the election of directors.